Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Campus Crest Communities, Inc.:

We consent to the use of our reports dated March 3, 2014, with respect to the consolidated balance sheets of Campus Crest Communities, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and related financial statement Schedule III, real estate and accumulated depreciation, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Charlotte, North Carolina
June 30, 2014